

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2011

David Gao, Chief Executive Officer
BMP Sunstone Corporation
600 W. Germantown Pike, Suite 400
Plymouth Meeting, PA 19462

> **Re:** **BMP Sunstone Corporation**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed on January 4, 2011**
> **File: 001-32980**

Dear Mr. Gao:

We have limited our review of your preliminary proxy statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

The Merger, page 13
Background of the Merger, page 13

1. We note your response to comment five of our letter December 21, 2010, and we reissue it in part. Please revise to identify the "certain assets" reference in the first paragraph of page 19, Party B's "proposed revisions" on August 26, September 19, and September 30, 2010, and the "revised version of the merger agreement" on October 22, 2010.

2. We note your response to comment 10 of our letter dated December 21, 2010. Please revise to disclose the circumstances, including the individuals and communications, that led to the resumption of Sanofi's discussions with you. It is unclear, for example, why you distributed confidential materials to them in April after the company withdrew its offer in February.

Opinion of Stephens, page 24

3.   We note your response to comment 19 of our letter dated December 21, 2010 and we reissue it. With a view to clarifying disclosure, advise us if and how the implied valuation multiples disclosed on page 26 were used to determine the fairness of the $10 per share offer by Sanofi.

4.   We note your response to comment 20 of our letter dated December 21, 2010 and we reissue it in part. Please revise to quantify the components used in both Stephens's and PBC's weighted average cost of capital used in their Discounted Cash Flow Analysis. Disclose the assumptions underlying the cost of equity and debt used for both opinions and the debt-to-equity ratio used by Stephens. Further, please revise to clarify the specific EBITDA multiples of the Company and certain comparable transactions used to calculate your 16.0x to 20.0x terminal multiples.

Opinion of Philadelphia Brokerage Corporation, page 30

5.   We note your response to comment 17 of our letter dated December 21, 2010, and we reissue it in part. Please revise the second bullet point on page 31 to clarify that the "financial forecasts" provided by management to PBC are the same as the management projections disclosed on pages 64 and 65.

Intellectual Property Transfer Agreement, page 64

6.   We note your response to comment 28 of our letter dated December 21, 2010. Please clarify whether the prior agreement with Mr. Han to transfer certain trademarks and patents to Sunstone (Tangshan) Pharmaceutical Co., Ltd. upon his departure has been filed as a material agreement pursuant to Item 601 of Regulation S-K. If not, please file the prior agreement and the subsequent Intellectual Property Transfer Agreement or provide a more detailed analysis supporting a belief that these are not material.

        You may contact Edwin Kim at (202) 551-3297 or James Lopez at (202) 551-3536 with any questions.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director